Exhibit 99.12

CONSENT OF EXPERT

I hereby consent to the use and reference to my name and my report entitled “Casino Project Pre-Feasibility Study Update, Yukon Territory, Canada – Revision 1”, dated May 17, 2011, and the information derived therefrom, as contained in Western Copper and Gold Corporation’s Annual Report on Form 40-F for the year ended December 31, 2011.

March 26, 2012

/s/ Scott Casselman, P.Geo.
Scott Casselman, P.Geo.